Exhibit 1
FOR IMMEDIATE RELEASE
September 2, 2005

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp
Notice of Issuance of 10 Billion Yen Aggregate Principal Amount of
No. 8 Series Unsecured Straight Bonds
Nissin Co., Ltd. (the “Company”) will issue in Japan a 10  billion yen aggregate principal amount of Domestic Unsecured Straight Bonds (Domestic SB) as shown below. The bonds will be issued under a shelf registration in Japan of 30 billion yen which became effective on January 22, 2005.

1.	Bond Issue:	NISSIN CO., LTD. No. 8 Unsecured Straight Bonds
(with negative pledge limited to the firm’s other straight bonds)
2.	Amount of Total Issue:	10 billion yen
3.	Bond Amount:	100 million yen/ 1 type
4.	Interest:	1.08% per annum
5.	Issue Price:	100 yen per par value 100 yen
6.	Date of Offer:	September 2, 2005
7.	Date of Payment	September 16, 2005
8.	Redemption Date:	September 16, 2008 (3-year bonds, lump sum redemption)
9.	Purpose of Funds:	Funds are to be used for retail lending and repayment of loans

Note:	This document is a press release prepared as a general announcement by NISSIN CO., LTD. in regard to the issue of its No. 8 Unsecured Straight Bonds in Japan and is not an invitation to invest in our company.
The Unsecured Straight Bonds will not be and have not been registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.